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Private & Confidential	Exhibit 4.5

Dated 2nd December 2008

HSBC ASIA HOLDINGS B.V.	(1)

and
ALEXANDER FLOCKHART	(2)

SERVICE AGREEMENT

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THIS AGREEMENT is dated 2008 and is made BETWEEN:

(1)	HSBC ASIA HOLDINGS B.V. (No.33296181), whose registered office is at De entrée 242, 1101 EE Amsterdam, The Netherlands (the “Employer”); and

(2)	ALEXANDER FLOCKHART of 4 Pollock’s Path, The Peak, Hong Kong (the “Executive”).

NOW IT IS HEREBY AGREED as follows:

1	Appointment

1.1	The Employer shall continue to employ the Executive and the Executive agrees to act as an International Contract Executive of the Employer.

1.2	The Executive shall continue to be seconded by the Employer to The Hong Kong and Shanghai Banking Corporation Limited (“HBAP”) to serve as Chief Executive Officer of and Global Head of Commercial Banking (a Band 0 role) on and subject to the following terms, conditions and provisions of this Agreement. The secondment to HBAP is expected to be for a period of five years as from 23 July 2007 and will be subject to review by the end of the third year of the secondment.

1.3	The Executive will report to the Group Chief Executive although the Employer has the right to change the person or persons to whom the Executive reports at any time, subject always to such reporting line being appropriate to the Executive’s seniority within the Group and status as an executive director of HSBC Holdings plc (“HSBC”).

1.4	The Employer shall procure that HBAP takes all necessary steps to satisfy HBAP’s obligations as set out under the terms of this Agreement

2	Remuneration

2.1	HBAP shall pay to the Executive on behalf of the Employer a salary at the rate of HKD8,000,000 gross per annum (the “Basic Salary”) which shall accrue day to day and be payable by equal monthly instalments in arrears on or about the 24th of each calendar month via the Hong Kong payroll. The Board will review the Executive’s salary annually in April, the first such review following the date of this Agreement to take place in 2009 (except where notice has been given by either party, following which no review will be carried out). There is no obligation on the Employer to increase the Executive’s salary pursuant to any such review or otherwise.

2.2	HBAP may also on behalf of the Employer, at its sole discretion both as to whether to pay any variable incentive compensation (including any bonus or deferred bonus in the form of cash or equity) (“Variable Pay”) and if so how much, pay the Executive Variable Pay of such amount as the Board may determine in respect of each complete financial year of the Employer during which the Employment subsists. The Executive acknowledges that he has no contractual right to receive any Variable Pay until it is declared in writing in respect of the financial year to which it relates and that he will not acquire such a right on the basis that during the Employment he has received one or more Variable Pay awards.

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2.3	The operation of and all arrangements relating to any such Variable Pay, including the payment or award date as applicable, will be at the discretion of the Board which may terminate, replace or amend any such arrangement.

2.4	The Executive shall not be entitled to be considered for and/or to receive any Variable Pay if on the date that any such Variable Pay is due to be paid, released or distributed (as applicable) he is no longer employed by the Employer or any Group Company, or is under notice of termination of employment (including if the Executive is not assigned any duties in accordance with the garden leave provisions at clause 14.4), due to termination of employment by the Executive (other than in response to the Employer’s repudiatory breach of contract) or by the Employer pursuant to clause 14.1.2 of this Agreement.

2.5	The remuneration specified in clauses 2.1 and 2.2 shall be inclusive of any fees to which the Executive may be entitled as a director of HSBC, HBAP or any other Group Company or of any other company or any unincorporated body in which the Executive holds the office as nominee or representative of HSBC, HBAP or any Group Company.

2.6	Payment of salary and any Variable Pay to the Executive shall be made either by HBAP or by a Group Company and, if by more than one company, in such proportions as the Board may from time to time think fit, subject always to the Employer’s reasonable consideration of any detrimental net employment tax consequences on the Executive, by doing so.

2.7	Payments made to the Executive by HBAP (or such other Group Company to which the Executive is seconded from time to time) are made for and on behalf of the Employer.

2.8	The Executive may be entitled to participate in the HSBC Share Plan or any other employee share scheme established by the Group from time to time. Any such right to participate is subject to the rules of the relevant scheme and shall be at the discretion of the Board.

2.8.1	If the Executive is entitled to participate in such a scheme, his rights under such scheme will be subject to and in accordance with the rules of that scheme. Subject to such rules, the rights and obligations of the Executive under the terms and conditions of his office or employment shall not be affected by his participation in the scheme or any right he may have to participate in the scheme.

2.8.2	Subject to the rules of the relevant scheme, in participating in such a scheme, the Executive waives any rights to compensation or damages from the Company arising from the loss or failure to receive any rights or benefits under the scheme (or the diminution in value of such rights or benefits) as a result of:

(a) the termination of his office or employment and/or giving notice of termination of employment with any Group Company for any reason whatsoever (whether lawful or unlawful); and/or

(b) the exercise or failure to exercise any discretion conferred by the rules of the scheme.

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2.9	Subject to clause 7.3, during the Executive’s secondment to HBAP, he shall account to the appropriate authorities for all taxes, national insurance contributions and any other applicable statutory deductions (together “Statutory Deductions”) payable by him under any applicable law or regulation in respect of all sums received by him under this Agreement and shall indemnify HBAP for any losses, costs, or expenses incurred by HBAP resulting from his failure to do so.

3	Benefits

3.1	Pension

Subject to clause 3.5.3, HBAP shall contribute 40 per cent. of the annual Basic Salary directly to a company sponsored personal pension plan for the Executive and subject to the approval of the Board.

3.2	Accommodation

The Executive will continue to be provided with an appropriate level of accommodation commensurate with his position as set out at clause 1.2, during the secondment to HBAP. Telephone rental, authorised business calls and reasonable utility costs will be met by HBAP.

3.3	Removal of Personal and Household Effects

HBAP will pay for the reasonable costs arising from the transportation of personal and household effects, including transit insurance (excluding the insurance premium for any item or pair valued at USD20,000 or more, or GBP equivalent, which will be for the Executive’s own account) for repatriation to the United Kingdom (or to another mutually agreed location with reasonably equivalent costs) on the completion of the secondment to HBAP. For this purpose “reasonable” will be limited to one 40ft standard container. In addition, the Executive and each accompanying dependant are entitled to an excess baggage allowance of either 10kg accompanied or 40kg unaccompanied. The unaccompanied option can be airfreighted on a door to door basis providing the overall cost does not exceed the normal 40kg unaccompanied baggage allowance.

3.4	Car

The Executive shall continue to have the use of a company car and driver, commensurate with his position as set out at clause 1.2, during the secondment to HBAP.

3.5	Medical Benefits

The Executive shall participate in the schemes set out in this clause 3.5 subject always to their terms and conditions from time to time in force, and subject to the Executive meeting the requirements of the relevant scheme and being deemed eligible by the relevant insurance provider. Neither HBAP nor any other Group Company shall be liable to provide any benefits or any compensation in lieu thereof or take any action to enforce the provision of such benefits in circumstances where the scheme provider refuses for any reason whatsoever, to provide any benefits to the Executive.

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3.5.1	Medical Cover

The Executive and his spouse/partner and eligible dependants are entitled to participate in the Group’s International Health Scheme.

3.5.2	Personal Accident Cover

The Executive is entitled to non-contributory membership of HSBC’s personal accident insurance scheme.

3.5.3	Permanent Health Insurance

If the Executive is unable by reason of illness or injury, to perform the material or substantial parts of his duties hereunder, following a period of absence from work in excess of 26 consecutive weeks, the Executive will be eligible to be considered for a monthly payment equivalent to 50 per cent. of monthly Basic Salary. In the event of such payment, the Executive’s pension allowance at clause 3.1 will continue to be payable, but at a reduced rate of 35 per cent. of the Executive’s annual Basic Salary.

3.6	Life Assurance Cover

In the event of the Executive’s death, a sum equivalent to four times annual Basic Salary will be paid to the Executive’s nominated beneficiaries, subject to Trustee approval.

3.7	Housing Loan/Mortgage Subsidy Arrangements

The Executive will continue to be entitled to his existing International Manager Housing Loan (IMHL) under the rules of that scheme in force from time to time. 1n the event that the Executive terminates his loan under the IMHL Scheme he will be able to participate in the International Contract Executive Mortgage Subsidy Scheme.

3.8	Clubs

HBAP will make payments on the Executive’s behalf in respect of the annual membership subscription of two clubs or such similar two clubs as the Executive shall nominate each year, to be approved by HBAP through the Group Managing Director, Human Resources.

3.9	Directors’ and Officers’ Liability

The Executive shall benefit from cover under HSBC’s policy on Directors’ and Officers’ Liability (including Outside Directors’ and Officers’ Liability) subject always to the rules of the policy from time to time in force.

4	Duration of the Employment

4.1	The Employment pursuant to this Agreement shall commence on the Commencement Date and, subject to clause 14, shall continue until terminated by either party giving to the other not less than 12 months’ notice in writing.

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4.2	Notwithstanding clause 4.1, and any retirement date specified in any applicable pension scheme, the Employment shall automatically terminate when the Executive reaches the normal retiring age from time to time applicable to senior executives of HSBC which, for the avoidance of doubt, is currently age 65.

4.3	The Executive’s period of continuous employment with the Employer began on 6 July 1974.

5	Scope and Duties of the Employment

5.1	In the Executive’s position as Chief Executive Officer of HBAP and Global Head of Commercial Banking, he shall:

5.1.1	devote the whole of his time, attention and skill to his duties;

5.1.2	faithfully and diligently perform such duties and exercise such powers consistent with his position as may from time to time be assigned to or vested in him by the Board;

5.1.3	obey the reasonable and lawful directions of the Board;

5.1.4	at all times act in and promote the best interests of HBAP, HSBC and all other Group Companies;

5.1.5	perform his services in a professional and competent manner and in cooperation with others;

5.1.6	comply with all HBAP and HSBC’s codes, rules, regulations, policies and procedures and any such code, practice, rules or regulations of any association or professional body to which HBAP, HSBC and/or the Executive belong from time to time and the rules, principles and regulations of the UK Listing Authority (including the Model Code for transactions in securities by directors and certain senior executives of listed companies), the FSA and any other relevant regulatory authority relevant to HBAP, HSBC or any Group Company; and

5.1.7	keep the Board at all times promptly and fully informed (in writing if so requested) of his conduct of and activities in relation to the business of HBAP and any Group Company and provide such explanations in connection therewith as the Board may require from time to time including for the avoidance of doubt, any misconduct of other employees or directors or his own.

5.2	The Executive shall comply with:

5.2.1	the rules, principles and regulations of the London Stock Exchange plc. The Stock Exchange of Hong Kong Limited, the FSA and any other relevant regulatory authority: and

5.2.2	every regulation of the Group for the time being in force in relation to dealings in shares or other securities of HSBC or any Group Company;

insofar as they may affect him, HSBC, HBAP, any other Group Company or its or their directors, officers or employees.

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5.3	The Employer reserves the right to appoint any other person or persons to act jointly with the Executive in the event that the Executive is not assigned any duties in accordance with the garden leave provisions at clause 14.4 (or in place of the Executive if he is suspended in accordance with the provisions of this Agreement), in any position to which he may be assigned from time to time.

5.4	The Executive shall if and so long as the Employer requires and without any further remuneration therefore (except as otherwise agreed):

5.4.1	carry out duties on behalf of any Group Company; and

5.4.2	act as a director or officer of any Group Company.

5.5	The Employer may at its sole discretion transfer the Executive’s employment and assign the provisions of this Agreement to any Group Company at any time, subject always to the Employees reasonable consideration of all relevant circumstances including any detrimental net employment tax consequences on the Executive, by doing so.

5.6	The Executive agrees that a copy of clauses 5, 11, 12 and 15 will be provided by him to any person, firm, company or other entity making an offer of employment, appointment as a director or officer, agency, consultancy, partnership or joint venture to him during the Employment immediately upon receiving any such offer If any such offer is received after the Termination Date, but whilst any restrictions in clause 15 remain in force, a copy of clauses 12 and 15 will be provided by him immediately upon receiving any such offer.

6	Hours and place of work

6.1	HBAP’s standard working week is 42 hours (excluding unpaid lunch breaks). The Executive shall be required to work such hours, including additional hours (without further remuneration) as are necessary for the proper performance of the duties hereunder.

6.2	Notwithstanding clauses 6.1 and 6.3 the Executive acknowledges that because of the autonomous nature of his role the duration of the Executive’s working time is not measured or monitored or determined by the Employer or HBAP, so that the limit on weekly working time set out in Regulation 4 of the Working Time Regulations 1998 (or such other regulations as may from time to time come into force) does not apply to the Executive’s Employment.

6.3	The Executive agrees that his working time may exceed an average 48 hours for each 7 day period and agrees that the limit specified in Regulation 4(1) of the Working Time Regulations 1998 should not apply. The Executive accordingly agrees to “opt-out” from the limit for working time set out in Regulation 4(1). The Executive and the Employer may terminate this Agreement to disapply this 48 hour limit by giving 3 months’ notice in writing. The Executive further agrees that in order to enable the Employer or HBAP to maintain accurate records the Executive will comply in a comprehensive and timely manner with the Employer’s time-recording procedures from time to time in force.

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6.4	The Executive’s place of work during the course of the secondment to HBAP will initially be HBAP’s offices at 1 Queen’s Road Central, Hong Kong. In the performance of the duties hereunder, the Executive may be required to travel and undertake his duties both throughout and outside Hong Kong.

7	Deductions and Group Tax Policy

7.1	For the purposes of the Employment Rights Act 1998, the Executive hereby authorises HBAP on the Employer’s behalf, automatically to deduct from the remuneration hereunder any sums due from the Executive to the Employer or HBAP including, without limitation, any overpayments, loans or advances made to him by HBAP or the Employer, the cost of repairing any damage or loss to the Group’s property caused by the Executive (and of recovering such costs) and any losses suffered by the Group as a result of any negligence or breach of duty by the Executive or sums in respect of sub- clause 10.5 of this Agreement

7.2	Any tax arising in Hong Kong on accommodation, utilities, medical benefit, accountancy benefit, IATP (as defined at clause 9.4), education allowance and relocation allowance, will be met by HBAP.

7.3	To ensure compliance with host country tax and/or Social Security regulations and as a condition of the Executive’s overseas secondment, the Executive is required to use the services of the Group’s tax consultants to prepare Hong Kong tax returns. The Group’s tax consultants will notify HBAP and the Executive of any Statutory Deductions due. HBAP agrees that tax services can be provided to the Executive with a view to reducing the Statutory Deductions due on his HBAP/Group sourced income of salary, allowances and any Variable Pay. In addition and where required, HBAP agrees that tax services can also be provided to the Executive with a view to reducing his personal tax liability on any income that may arise during the secondment as a result of participation in any HSBC Group Share Plan. The cost of any advice on other personal income and/or personal investments will be for the Executive’s own account.

7.4	Statutory Deductions may be payable on maturity or exercise of any Group share plans (including Sharesave) and may also be payable in the country to which the Executive is seconded or otherwise employed when the awards were made or options granted. Where a Double Tax Treaty exists between the countries involved, tax will normally be apportioned between the two; where such a treaty does not exist, a double tax charge may arise in some circumstances. The Executive will be personally liable for Statutory Deductions arising in relation to participation in any employee share plans.

8	Expenses

HBAP shall reimburse the Executive in respect of all expenses reasonably incurred by the Executive in the proper performance of the duties hereunder, subject to the Executive providing such receipts or other evidence as HBAP may require, and subject to HBAP’s rules and policies from time to time relating to expenses.

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9	Holidays

The Executive shall be entitled to receive his normal remuneration for all public holidays normally observed in Hong Kong and a further 30 working days’ paid holiday in each holiday year (being the period from January to December) including one period of 10 consecutive working days which must be taken as Core Leave. The Executive’s holiday shall be taken at such times as are agreed with the Group Chief Executive.

9.1	In the holiday year in which the Employment terminates, the Executive’s entitlement to holiday shall accrue on a pro rata basis for each complete month of service during the relevant year.

9.2	If, on the termination of the Employment, the Executive has exceeded his accrued holiday entitlement, the excess may be deducted from any sums due to the Executive and the Executive hereby authorises HBAP (or any other Group Company to which the Executive is seconded) to make such deduction. If the Executive has any unused holiday entitlement, HBAP may either require the Executive to take such unused holiday during any notice period or make payment in lieu thereof.

9.3	Holiday entitlement for one holiday year may not be taken in subsequent holiday years unless otherwise agreed by the Group Chief Executive. Failure to take holiday entitlement in the appropriate holiday year will lead to forfeiture of any accrued holiday not taken, without any right to payment in lieu thereof unless otherwise agreed by the Group Managing Director, Human Resources in accordance with the holiday policy applicable to Executive Directors from time to time.

9.4	For each year of the Executive’s secondment to HBAP he will be eligible to receive the benefit of the HSBC International Assignee Travel Plan (IATP). Although the IATP allowance is paid as a lump sum of cash and can be used as the Executive deems appropriate, its aim is to maintain connections with family and friends. The Executive and his spouse will be provided with an annual IATP allowance equal to a full first class Round the World, four continents (RTW) ticket, with prices as determined by Group Travel at the time of calculation. Any accompanying dependants up to the age of 21 are entitled to a full economy RTW ticket. The IATP allowance will be paid annually at the beginning of each calendar year and will be pro-rated for the year in which the Executive’s employment terminates.

10	Sickness benefits

10.1	The Executive will be subject to the local sickness absence and sick pay policy and procedure set out in the HBAP Human Resources Policies and Procedures Manual.

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10.2	At any time during the Employment, the Executive shall, if so required by the Board, undergo, at the expense of HBAP, an examination by a registered medical practioner or practitioners to be nominated by HBAP. The Executive authorises the medical practitioner to disclose and discuss with HBAP and the Employer any report prepared as a result of any such examination pursuant to the Access to Medical Reports Act 1988. HBAP has the right to postpone the Executive’s return to work (and the continuance or reinstatement of his normal pay, If appropriate) until the medical practitioner has confirmed that the Executive is fit to perform his duties.

10.3	During the Executive’s absence from work on medical grounds, the Executive will continue to be covered by HBAP’s sick leave terms until such time as the Executive is able to perform his duties hereunder.

10.4	Any outstanding or prospective entitlement to pay in accordance with clause 10.1, private medical insurance, or long term disability benefits, shall not prevent the Employer from terminating the Employment in accordance with the terms of this Agreement when the Executive is absent through sickness or injury at any time. The Employer shall not be liable for any loss in relation to any such outstanding or prospective entitlements which arises from such termination. Provided always that the Employer shall not terminate the Employment where the substantial reason for such termination is the Executive’s illness or incapacity and the effect of such termination would be to deprive the Executive of the benefit of payments under any long term disability benefits scheme.

10.5	If the Executive’s absence shall be occasioned by the actionable negligence of a third party in respect of which damages are recoverable in respect of the period of the Executive’s incapacity, then the Executive shall:

10.5.1	forthwith notify HBAP of all the relevant circumstances and of any claim, compromise, settlement or judgment made or awarded in connection therewith;

10.5.2	if HBAP so requires, refund to HBAP such sum as HBAP may determine, not exceeding the lesser of:

(a) the amount of damages recovered by the Executive under such compromise, settlement or judgment; and

(b) the sums advanced to the Executive by HBAP in respect of the period of incapacity subject to any deductions made by any court or tribunal that takes into account the payments made to the Employee in this clause 10 when awarding any such damages or compensation.

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11	Restrictions during the Employment

11.1	The Executive shall not during the Employment be directly or indirectly either on his own account or on behalf of any other person, company, business entity or other organisation be employed, engaged, concerned or interested in any other business or undertaking, provided that this shall not prohibit the holding (directly or through nominees) of investments listed on the London Stock Exchange plc or in respect of which dealing takes place on the Alternative Investment Market on the London Stock Exchange plc or The Stock Exchange of Hong Kong Limited or any Recognised Investment Exchange or any Designated Investment Exchange as long as not more than 5 per cent of the issued shares or other securities of any class of any one company shall be so held without the prior sanction of a resolution of the Board.

11.2	The Executive shall obtain the Board’s prior written approval before accepting appointment as a non-executive director of any company outside the Group. Approval is limited to one FTSE100 company one FTSE10O constituent company or other significant company in the UK or elsewhere.

11.3	The Executive shall not (and shall procure so far as the Executive is able that his spouse, infant children and other connected persons, within the meaning of section 252 Companies Act 2006, shall not) deal or become or cease to tie interested in any securities of HSBC, except in accordance with HSBC’s code of conduct for transactions in HSBC Group Securities by Directors.

11.4	Subject to any regulations issued by HSBC, the Executive and connected persons as defined in section 252 of the Companies Act 2006 (“Connected Person”) shall not be entitled to receive or obtain directly or indirectly any discount, rebate or commission in respect of any sale or purchase of goods effected or other business transacted (whether or not by the Executive) by or on behalf of HBAP or any Group Company and if he (or any firm or company in which he is interested or any Connected Person) shall obtain any such discount, rebate or commission the Executive shall account to HBAP or the relevant Group Company for the amount received by the Executive (or a due proportion of the amount received by such company or firm having regard to the extent of the Executive’s interest therein).

11.5	In accordance with section 83(2) of the Banking Ordinance of Hong Kong the aggregate unsecured facilities granted by HBAP to the Executive (and his relatives) is restricted to HK$1,000,000. The HBAP Code of Conduct provides further details about this requirement. HBAP reserves the right to require the Executive to reduce his unsecured facilities with HBAP during the Employment if his aggregate unsecured facilities exceed the applicable limits set out above.

11.6	During the Employment, the Executive agrees that he will not, in competition with HBAP or any Group Company:

11.6.1	deal with, canvass, solicit or endeavour to take away from HBAP or any Group Company, whether directly or indirectly, and whether on his own behalf or an behalf of any other person, firm, company or other entity any customers or prospective customers; or

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11.6.2	directly or indirectly induce, solicit or otherwise entice or endeavour to entice any individual employed or engaged by HBAP or any Group Company, to terminate his or her employment or engagement with HBAP or any Group Company: or

11.6.3	directly or indirectly make preparations to compete with any business carried on by HBAP or any Group Company.

11.7	During the Employment the Executive shall inform the appropriate member of the Board without delay if he becomes aware that any director, officer, or senior employee of HBAP or any Group Company is or is planning to materially breach their implied duties of loyalty, good faith and fidelity.

12	Confidential Information

The Executive recognises that, whilst performing the duties hereunder for the Employer the Executive will have access to and come into contact with trade secrets and confidential information belonging to the Employer and/or any Group Company, and will obtain personal knowledge of and influence over its or their customers, suppliers and/or employees. The Executive therefore agrees that the restrictions set out in this clause 12 are reasonable and necessary to protect the legitimate business interests of the Employer and the Group both during and after the termination of the Employment. The Executive shall neither during the Employment (except in the proper performance of the duties) nor at any time (without limit) after the termination of the Employment directly or indirectly:

12.1.1	divulge or communicate to any person, company, business entity or other organisation; or

12.1.2	use for his awn purposes or for any purposes other than those of the Employer or any Group Company: or

12.1.3	through any failure to exercise due care and diligence, cause any unauthorised disclosure of any trade secrets or Confidential information relating to the Employer or any Group Company, but so that these restrictions shall cease to apply to any information which shall become available to the public generally otherwise than through the default of the Executive.

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12.2	“Confidential information” shall include details of suppliers and their terms of business, details of customers, clients and prospective customers/clients and their requirements, the prices charged to and terms of business with customers, marketing plans and sales forecasts, financial information, results and forecasts (save to the extent that these are included in published audited accounts), any proposals relating to the acquisition or disposal of a company or business or any part thereof or to any proposed expansion or contraction of activities, or any other business strategy or tender, details of employees and officers and of the remuneration and other benefits paid to them, information relating to research activities, inventions, secret processes, designs, software, formulae and product lines, any information which the Executive either is aware or reasonably ought to know is confidential, and any information which has been given to the Employer or any Group Company in confidence by customers, suppliers or other persons.

12.3	All notes, memoranda, records, lists of customers and suppliers and employees, correspondence, documents, computer and other discs and tapes, data listings, codes, designs and drawings and other documents and material whatsoever (whether made or created by the Executive or otherwise) relating to the business of the Employer, HBAP or any other Group Company (and any copies of the same).

12.3.1	shall be and remain the property of the Employer, HBAP or the relevant Group Company; and

12.3.2	shall be handed over by the Executive to the Employer, HBAP or such other relevant Group Company on demand and in any event on the termination of the Employment

13	Inventions and other intellectual property

13.1	The Executive may make inventions or create other intellectual property during the Employment. In this respect the Executive has a special responsibility to further the interests of the Employer and the Group given the Executive’s position at the Employer and the remuneration paid to the Executive under this Agreement.

13.2	In recognition of the Executive’s position, remuneration and responsibility, the Executive acknowledges and agrees that any invention, improvement, design, process, information, copyright work, trade mark, trade name or getup or any other intellectual property (together the “Intellectual Property”) made, created or discovered by him during the Employment (whether capable of being patented or registered or not) in conjunction with or in any way affecting or relating to the business of the Employer, HBAP or any Group Company or capable of being used or adapted for use in the Employer, HBAP or any such Group Company or in connection therewith shall be immediately disclosed to the Employer or HBAP as appropriate and shall belong to and be the absolute property of the Employer, HBAP or such other Group Company as the Employer may direct.

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13.3	However clause 13.2 shall only apply to the extent that any invention was made by the Executive in the course of his duties or in the course of duties falling outside the Executive’s normal duties but which have been specifically assigned to him (together “Duties”) and (I) such invention was reasonably expected to result therefrom; and/or (ii) at the time of making the invention, because of the nature of his Duties and the particular responsibilities arising therefrom, the executive had a special obligation to further the interests of the Group.

13.4	The Executive acknowledge that he has no rights, interest or claims, either during the Employment or after the termination of the Employment, in or to any such Intellectual Property and he shall not use such Intellectual Property other than during the period of the Employment and for the purpose of the Employer, HBAP or the Group.

13.5	If and whenever required to do so by the Employer, (whether during the Employment or after its termination), the Executive shall at the expense of the Employer, HBAP or such other Group Company as the Employer may direct:

13.5.1	apply or join with the Employer, HBAP or such other Group Company in applying for letters patent or other protection or registration in the United Kingdom and in any other part of the world for any such Intellectual Property; and

13.5.2	execute and do all instruments and things necessary for vesting the said letters patent or other protection or registration when obtained and all right title and interest to and in the same absolutely and as sole beneficial owner in the Employer, HEAP or such Group Company or in such other person as the Employer may specify.

13.6	The Executive agrees that he irrevocably and unconditionally waives all rights (including all moral rights) under Chapter IV of the Copyrights, Designs and Patents Act 1988 in connection with his authorship of any existing or future copyright work, in whatever part of the world such rights may be enforceable.

13.7	Nothing in this clause all be construed as restricting the Executive’s rights or those of the Employer under the Patents Act 1977 and in particular, sections 39 to 43 Patents Act 1977.

14	Termination

Notwithstanding clause 4.1 the Employment shall be subject to termination by the Employer:

14.1.1	(subject to clause 10.4), by not less than six months’ notice in writing given at any time while the Executive shall have been incapacitated by reason of ill health or accident from performing the duties hereunder for a period of or periods aggregating 26 weeks in the preceding 12 months. If at any time during the currency of such a notice the Executive shall provide a medical certificate satisfactory to the Board to the effect that he has fully recovered physical and/or mental health and that no recurrence of illness or incapacity can reasonably be anticipated, the Employer shall withdraw the notice;

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14.1.2	by summary notice in writing and with no liability to make any further payment to the Executive (other than in respect of amounts accrued due at the Termination Date) if the Executive shall have:

	(a)	committed by act or omission any serious breach or repeated or continued (after warning) material breach of the Executive’s obligations hereunder; or

	(b)	been guilty of conduct by act or omission (whether in the course of the duties hereunder or otherwise) tending to bring the Executive, the Employer, HBAP or any other Group Company into disrepute in the reasonable opinion of the Board or which causes the Employer, HBAP or any other Group Company substantial economic harm, provided that if such conduct is capable of remedy, he has first been given the opportunity to remedy the contract and has failed to do so; or

	(c)	been convicted of an offence under any statutory enactment or regulation (other than a traffic offence in respect of which the only penalty or sanction is a fine and/or licence endorsement and which does not render him unable to discharge his duties under this Agreement);

	(d)	become bankrupt or had an interim order made against the Executive under the insolvency Act 1986 or compounded with his creditors generally; or

	(e)	in the reasonable opinion of the Board, failed to perform the duties hereunder to a satisfactory standard, after having received a written warning from the Employer or from HBAP relating to the same; or

	(f)	been disqualified from being a director by reason of any order made under the Company Directors Disqualification Act 1986 or any other enactment; or

	(g)	resigned of his own choice as a director of HSBC or HEAP or any other Group Company, not being at the request of HSBC or the Board (save with reasonable and proper cause and where remaining as a director would substantially disadvantage him in his capacity as an officeholder of HSBC or HBAP).

Any delay by the Employer in exercising such right of termination shall not constitute a waiver thereof.

14.2	If the Employer becomes entitled to terminate the Employment pursuant to clause 14.1.2, or whilst HBAP, or any external body investigates any allegation which would or may entitle the Employer to terminate the Employment pursuant to clause 14.1.2 it shall be entitled (but without prejudice to its right subsequently to terminate such appointment on the same or any other ground) to suspend the Executive on full pay for so long as it may think fit or, for such period as is reasonable in the circumstances. During the period of any suspension the Executive will continue to be bound by the provisions of this Agreement and must continue at all times to conduct himself with good faith towards the Group.

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14.3	The Employer reserves the right in its absolute discretion to give the Executive pay in lieu of all or any part of the notice of termination (whether given by the Employer or by the Executive). A dismissal without notice per se shall not constitute or imply an election under this clause 14.3. For this purpose, the Executive agrees that pay in lieu will consist of Basic Salary, pension allowance and other contractual benefits (or cash equivalent) (but excluding any Variable Pay) for the relevant period of notice less all Statutory Deductions.

14.4	During any period of notice of termination or part thereof (whether given by the Employer or the Executive), the Employer shall be under no obligation to assign any duties to the Executive and shall be entitled to exclude him from its premises and to direct that the Executive refrains from contacting any customers, clients, suppliers, agents, professional advisers or employees of the Employer, HSBC, HBAP or any other Group Company, provided that this shall not affect the Executive’s entitlement during this period to receive his normal salary and other contractual benefits (excluding any Variable Pay). For the avoidance of doubt, during such period the Executive shall continue to be bound by the same obligations to the Employer as were owed prior to the commencement of the period, including for the avoidance of doubt, the duty of good faith and fidelity.

14.5	The Executive agrees that during any period of notice of termination whether given by the Employer or by the Executive, he will give such assistance in effecting an orderly and comprehensive handover as the Employer, HSBC and HBAP may require.

14.6	Without prejudice to the constitution (including for the avoidance of doubt the articles of association) of any Group Company, on termination of the Employment howsoever arising, or upon either the Employer or the Executive having served notice of such termination, and the Employer having exercised its rights under clause 14.5 the Executive shall at the request of the Employer:

14.6.1	resign from all offices held by him in the Employer, HBSC, HBAP and any other Group Company, and

14.6.2	transfer without payment to the Employer, or as the Employer may direct any third party, any shares or other securities held by the Executive in HSBC or any Group Company, as a nominee or trustee for HSBC, HBAP or any other Group Company and deliver to the Employer the related certificates provided however, that such resignations shall be without prejudice to any claims which the Executive may have against the Employer or any Group Company arising out of the termination of the Employment; and

14.6.3	forthwith deliver to the Employer all Confidential Information and all materials, within the scope of clause 12.3 including any copies of any such materials and all credit cards and other property of or relating to the business of the Employer, HSBC, HBAP or of any other Group Company which may be in the Executive’s possession or under the Executive’s power or control and, if requested, provide a signed statement that he has fully complied with the obligations under this clause 14.6.3.

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14.7	if the Executive shall have been offered but shall unreasonably have refused to agree to the transfer of this Agreement by way of novation to a company which has acquired or agreed to acquire the whole or substantially the whole of the undertaking and assets of or of the equity share capital of HSBC, the Executive shall have no claim against the Employer or any other Group Company in respect of the termination of his employment hereunder by reason of the subsequent voluntary winding-up of HSBC or of the disclaimer of this Agreement by HSBC within one month after such acquisition

15	Restrictive covenants

For the purposes of clause 15.3 the following words have the following meanings:

15.1.1	“Company Products” means any banking or financial products developed, supplied, distributed or sold by the Employer with which the duties of the Executive were materially concerned or for which he was responsible during the Restricted Period:

15.1.2	“Company Services” means any banking or financial services (including but not limited to technical and product support, technical advice and customer services) developed or supplied by the Employer with which the duties of the Executive were materially concerned or for which he was directly or ultimately responsible during the Restricted Period;

15.1.3	“Comparator Group” means

(a) the Total Shareholder Return (TSR) comparator group which applies to the last awards made under the HSBC Share Plan immediately before the Termination Date; and for so long as the Executive is seconded to perform his duties hereunder to HBAP;

(b) GE Money, Australia and New Zealand Banking Group Limited, Mitsubishi UFJ Financial, Mizuho Financial Group, Sumitomo Mitsui Financial, Resona Holdings and Sumitomo Trust and Bank

or where any of the companies or entities in (a) or (b) above are the subject of a takeover or undergo any form of reconstruction, the entities to which the relevant business assets of such companies are transferred from time to time (and for the purpose of this clause 15.1.3 the Comparator Group shall include all group companies of the companies and entities identified at (a) and (b) above);

15.1.4	“Confidential Information” has the meaning ascribed thereto in clause 12.2;

15.1.5	“Customer” means any person or firm or company or other organisation whatsoever to whom or which the Employer supplied Company Products and Company Services during the Restricted Period and with whom or which, during the Restricted Period:

(a) the Executive had material personal dealings pursuant to the Employment; or

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(b) any employee who was under the direct or indirect supervision of the Executive had material personal dealings pursuant to their employment,

provided that in the case of a firm, company or other organisation “Customer” shall not include any division, branch or office of such firm or company or other organisation with which the Executive and/or any such employee as defined in sub-clause (b) above had no dealings during the Restricted Period save that where a restructuring of the firm or company or organisation has occurred following such personal dealings “Customer” shall include the part of the business with which the Executive or any employee as defined in sub-clause (b) above had dealings during the Restricted Period;

15.1.6	“Prospective Customer” means any person or firm or company or other organisation whatsoever with whom or which the Employer shall have had negotiations or material discussions regarding the possible distribution, sale or supply of Company Products or Company Services during the Restricted Period and which were ongoing and not finally concluded at the Termination Date and with whom or which during such period:

(a) the Executive shall have had material personal dealings pursuant to the Employment; or

(b) any employee who was under the direct or indirect supervision of the Executive shall have had material personal dealings pursuant to their employment; or

(c) the Executive was directly responsible in a client management capacity on behalf of the Employer,

provided that in the case of a firm, company or other organisation “Prospective Customer” shall not include any division, branch or office of such firm, company or other organisation with which the Executive and/or any such employee had no dealings during the Restricted Period save that where a restructuring of the firm or company or organisation has occurred following such personal dealings, “Prospective Customer” shall include the part of the business with which the Executive or any employee as defined in sub-clause (b) had dealings during the Restricted Period;

15.1.7	“Restricted Employee” means any person who is on the Termination Date, or was during the Restricted Period, employed or engaged by the Employer or any Group Company and is by reason of such employment or engagement in possession of, or is reasonably likely to be in possession of, any trade secret or Confidential Information relating to the business of the Employer or any Group Company or has acquired influence over its Customers or Prospective Customers (as defined in this clause 15 but so that references to the Executive shall be replaced by references to the relevant employee, being in either case a person with whom the Executive had material dealings with during the Restricted Period);

15.1.8	“Restricted Products” means Company Products or any goods of the same or of a similar kind.

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15.1.9	“Restricted Period” means the period of 12 months ending on the Termination Date or, in the event that no duties were assigned to the Executive for any part of the duration of the notice period, the 12 months immediately preceding the last day on which the Executive carried out any duties for the Employer;

15.1.10	“Restricted Services” means Company Services or any services of the same or of a similar kind;

15.1.11	“Restricted Supplier” means any person, company, business entity or other organisation whatsoever who has supplied goods or services to the Employer or any Group Company (other than utilities and goods or services supplied for administrative purposes) during any part of the Restricted Period or who has agreed prior to the Termination Date to supply goods or services to the Employer to commence at any time in the twelve months following the Termination Date:

15.2	The Executive recognises that, whilst performing his duties for the Employer, he will have access to and come into contact with trade secrets and Confidential Information belonging to the Employer and certain Group Companies and will obtain personal knowledge of and influence over its or their customers and/or employees. The Executive therefore agrees that the restrictions set out in this clause 15 are reasonable and necessary to protect the legitimate business interests of the Employer, HSBC, HBAP and any other applicable Group Company both during and after the termination of the Employment.

15.3	The Executive hereby undertakes with the Employer that he will not for the period of twelve months after the Termination Date (and six months after the Termination Date in the case of clause 15.3.1) whether by himself through his employees or agents or otherwise howsoever and whether on his own behalf or on behalf of any other person, firm, company or other organisation, directly or indirectly:

15.3.1	in competition with the Employer anywhere in the world, in a senior capacity be employed by or engaged or otherwise interested in any of the companies (or other entities) within the Comparator Group in the business of developing, selling, supplying or otherwise dealing with Restricted Products or Restricted Services; or

15.3.2	in competition with the Employer, accept orders or facilitate the acceptance of any orders or have any business dealings for Restricted Products or Restricted Services from any Customer or Prospective Customer: or

15.3.3	employ or otherwise engage in the business of or be personally involved to a material extent in employing or otherwise engaging any Restricted Employee in the business of researching into, developing, manufacturing, distributing, selling, supplying or otherwise dealing with Restricted Products or Restricted Services; or

15.3.4	interfere with, or endeavour to interfere with, the supply or provision of goods or services (other than utilities, or goods or services supplied for administrative purposes) to the Employer or to induce the cessation of the supply or provision of such goods or services from any Restricted Supplier.

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15.3.5	in competition with the Employer, solicit business from or endeavour to entice away or canvass any Customer or Prospective Customer if such solicitation or canvassing is in respect of Restricted Products or Restricted Services;

15.3.6	solicit or induce or endeavour to solicit or induce any Restricted Employee to cease working for or providing services to the Employer, whether or not any such person would thereby commit a breach of contract.

15.4	If the restriction in clause 15.3.1 is for any reason held to be unenforceable in any jurisdiction in the world the Executive shall agree to such amended or lesser restriction as would enable that restriction to be enforced so far as possible in such jurisdiction.

15.5	The benefit of clause 15.3 shall be held on trust by the Employer for each Group Company and the Employer reserves the right to assign the benefit of such provisions to any Group Company: in addition such provisions also apply as though there were substituted for references to “the Employer”, references to each Group Company in relation to which the Executive has in the course of his duties for the Employer or by reason of rendering services to or holding office in such Group Company:

15.5.1	acquired knowledge of its trade secrets or Confidential information; or

15.5.2	had material personal dealings with its Customers or Prospective Customers; or

15.5.3	supervised directly or indirectly, employees having material personal dealings with its Customers or Prospective Customers, but so that references in clause 15.1 to the Employer” shall for this purpose be deemed to be replaced by references to the relevant Group Company. The obligations undertaken by the Executive pursuant to this clause 15.5 shall, with respect to each such Group Company, constitute a separate and distinct covenant and the invalidity or unenforceability of any such covenant shall not affect the validity or enforceability of the covenants in favour of any other Group Company or the Employer. In addition, at the request of the Employer, the Executive shall enter into a direct agreement or undertaking with any Group Company whereby he will accept restrictions corresponding to the restrictions in this clause 15 (or such of them as may be appropriate).

15.6	The Executive hereby undertakes with the Employer that he will not at any time without the consent of the Company

15.6.1	after the Termination date engage other than as a private consumer in any trade or business or be associated with any person, firm or company engaged in any trade or business using the name(s) HSBC or The Hongkong Shanghai Banking Corporation or incorporating the word(s) Hongkong Shanghai Banking Corporation

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15.6.2	after the Termination Date in the course of carrying on any trade or business, claim, represent or otherwise indicate any present association with the Employer or any Group Company or for the purpose of carrying on or retaining any business or custom, claim, represent or otherwise indicate any past association with the Employer or any Group Company to its detriment other than simple and factual statements regarding the Executive’s period of employment, job title, responsibilities and role;

15.7	The parties agree that the periods referred to in clause 15.3 above will be reduced by one day for every day, during which, at the Employer’s direction and in accordance with clause 14.4 of the Agreement, the Executive has been excluded from the Employer’s and/or from HBAP’s premises and has not carried out any duties.

15.8	While the restrictions in this clause 15 (on which the Executive has had the opportunity to take independent advice, as the Executive hereby acknowledges) are considered by the parties to be reasonable in all the circumstances, it is agreed that if any such restrictions, by themselves, or taken together, shall be adjudged to go beyond what is reasonable in all the circumstances for the protection of the legitimate interests of the Employer or a Group Company but would be adjudged reasonable if part or parts of the wording thereof were deleted, the relevant restriction or restrictions shall apply with such deletion(s) as may be necessary to make it or them valid and effective.

16	Grievance, dismissal and disciplinary procedures

16.1	The Executive’s employment whilst seconded to HBAP. shall be subject to the rules of conduct and procedures of HBAP HEAP has disciplinary and grievance procedures which are set out in the HBAP Human Resources Policies and Procedures. The grievance procedure is not contractually binding on the Employer or on HBAP.

16.2	The disciplinary procedures applicable to the Executive are set out in the HBAP Human Resources Policies and Procedures Manual. The disciplinary procedure is not contractually binding on the Employer or HBAP.

17	Disclosure of information

17.1	For the purposes of the Data Protection Act 1998 the Executive hereby consents to the procuring by the Employer of personal data including sensitive data of which the Executive is the subject. The Executive agrees that the data may be collected and held by the Employer, or be disclosed or transferred to other employees of the Employer or to any other member of a Group Company (including to other offices of the Employer, to HSBC and to HBAP and any other Group Company outside the European Economic Area) or to any other person as may be reasonably necessary or as otherwise permitted by law.

17.2	The Executive agrees that the Employer, HBAP and any other Group Company may intercept, process and monitor communications transmitted by or to the Executive via any private telecommunication systems (including e-mail) or services of the Employer, HBAP or any other Group Company.

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18	General

18.1	The provisions of this Agreement are severable and, if any one or more provision may be determined to be illegal or otherwise unenforceable in whole or in part, the remaining provisions and any partially unenforceable provision to the extent enforceable in any jurisdiction, will nevertheless be binding and enforceable.

18.2	Any notice ar other document to be given under this Agreement shall be in writing and may be given personally to the Executive or to the Secretary of the Employer (as the case may be) or may be sent by first class post or other fast postal service or by facsimile transmission to, in the case of the Employer, its registered office for the time being and in the case of the Executive either to his address shown on the face hereof or to his last known place of residence.

18.3	Any such notice shall be deemed served, when in the ordinary course of the means of transmission, it would first be received by the addressee in normal business hours.

18.4	The Executive hereby irrevocably appoints any other director of HSBC from time to time, jointly and severally, to be his attorney in his name and on his benefit to sign any documents and do things necessary or requisite to give effect to those matters which he is obliged to do pursuant to this Agreement (including but not limited to clauses 13 and 14.6.1). In favour of any third party a certificate in writing signed by any director or by the Secretary of HSBC that any instrument or act falls within the authority hereby conferred shall be conclusive evidence that such is the case.

18.5	HSBC and any other Group Company may enforce the terms of this Agreement, subject to which no term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement.

18.6	There are no collective agreements that affect the terms and conditions of the Executive’s employment.

19	Other Agreements

19.1	This Agreement (together with the HBAP Employee Handbook from time to time in force during the Executive’s secondment to HBAP), constitutes the entire agreement of the parties and shall be in substitution for any previous letters of appointment, agreements or arrangements, whether written, oral or implied, relating to the employment of the Executive by the Employer or any Group Company.

19.2	Without prejudice to clause 19.1, in the event of any conflict between the terms of this Agreement and any other document purporting to relate to the employment of the Executive (including any applicable employee handbook), the terms of this Agreement prevail.

19.3	The Executive hereby acknowledges that he has no outstanding claims of any kind against the Employer or any Group Company (otherwise than in respect of remuneration and expenses accrued as at the date of this Agreement but not yet paid).

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20	Choice of law and submission to jurisdiction

20.1	This Agreement shall be governed by and interpreted in accordance with the laws of England and Wales and the Executive will be entitled to the protection of discrimination legislation in force in England and Wales and Part X Employment Rights Act 1996.

20.2	The Executive hereby submits to the jurisdiction of the courts in England and Wales but this Agreement may be enforced by the Employer in any court of competent jurisdiction.

21	Definitions

21.1	In this Agreement unless the context otherwise requires:

21.1.1	the following expressions have the following meanings:

“Board” means the Board of Directors for the time being of HSBC or any committee of the Board (including the Group Management Board) to which powers have been properly delegated or such person or persons designated by the Board from time to time as its representative for the purposes of this Agreement;

“Commencement Date” means the date of this Agreement;

“Employment” means the Executive’s employment under this Agreement;

“Designated Investment Exchange” means any investment exchange included on the FSA’s list of designated investment exchanges;

“FSA” means the Financial Services Authority;

“FSMA” means the Financial Services and Markets Act 2000:

“Group” means HSBC, HBAP and the Group Companies;

“Group Chief Executive” means the Group Chief Executive of HSBC from time to time;

“Group Company” means any holding company for the time being of HSBC and any subsidiary for the time being of HSBC or of any such holding company (for which purpose the expressions “holding company” and “subsidiary” shall have the meanings ascribed thereto by section 736 Companies Act 1385) and “Group Companies” shall be interpreted accordingly;

“HBAP” means The HongKong and Shanghai Banking Corporation Limited;

“HSBC” means HSBC Holdings plc;

“Recognised Investment Exchange” means a recognised investment exchange as defined by section 285 FSMA, including a recognised overseas investment exchange;

“Termination Date” means the date of termination of the Employment;

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"**UK Listing Authority**" means the FSA in its capacity as the competent authority for the purposes of Part VI of FSMA;

21.1.2 references to clauses, sub-clauses and schedules are unless otherwise stated to clauses and sub-clauses of and schedules to this Agreement;

21.1.3 the headings to the clauses are for convenience only and shall not affect the construction or interpretation of this Agreement; and

21.1.4 a reference to any statute or statutory provision (whether of the United Kingdom or elsewhere) includes any subordinate provision (as defined by section 21(1) Interpretation Act 1978) made under it and provision which has superseded it or re-enacting it (with or without modification) before or after the date of this Agreement except where it is after the date of this Agreement to the extent that the liability of any party is thereby increased or extended.

IN WITNESS whereof this Agreement has been executed the day and year first above written.

EXECUTED AS A DEED by)
the Employer in the presence of:)

Willem J de Graaf
Managing Director

.... Dated: 12/11/2008

Director

Nancy Cnockaert .... Dated: 12/11/2008

Director / ~~Secretary~~

EXECUTED AS A DEED by)

the Executive) .... Dated: 2/12/2008

....

in the presence of:) .... Dated: 2/12/2008

....